Exhibit for Item 77D – Policies with Respect to Security Investments

The principal investment strategies for Automotive Portfolio have been modified as follows (deleted text is struck-through):

The fund invests primarily in companies engaged in the manufacture, marketing or sale of automobiles, trucks, specialty vehicles, parts, tires, and related services. The fund normally invests at least 80% of its assets in securities of companies principally engaged in these activities.

These companies may include, for example, auto, truck, motorcycle, and scooter manufacturers; manufacturers of auto components and accessories; tire and rubber manufacturers; and auto dealers,  ~~gas stations,~~ and other automotive retailers.